[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]
May 15, 2019
Samantha Brutlag Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, DC 20549
RE:	Fiduciary/Claymore Energy Infrastructure Fund (File Nos. 333-230605 and 811-21652)
Dear Ms. Brutlag:
Thank you for your telephonic comments received April 24, 2019, regarding the registration statement on Form N-2 (the “Registration Statement”) filed by Fiduciary/Claymore Energy Infrastructure Fund (the “Fund”) on March 29, 2019. We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the filing of the Registration Statement. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.
Prospectus Summary—The Fund’s Investments—Debt Securities
Comment 1:
Describe the maturity or duration of debt securities in which the Fund will invest under the heading “Prospectus Summary—The Fund’s Investments—Debt Securities.”  The body of the prospectus states that the Fund may invest in debt securities of any maturity. Please state such policy in the Prospectus Summary.

Response 1:
The Fund may invest in debt securities of any maturity or duration and is not required to maintain any particular maturity or duration for its portfolio as a whole. The Fund has revised the disclosure in the Prospectus Summary as requested.

Prospectus Summary—Special Risk Considerations—Tax Risk
Comment 2:	Bold the text of the disclosure that “If the Schedule K-1s received by the Fund show that the Fund’s estimates regarding its income attributable to such MLPs were incorrect, the Fund may have to send corrected Form 1099s to its Common Shareholders, which may result in a Common Shareholder being required to request an extension to file its tax return or to amend a previously filed tax return.”

Response 2:	The Fund has revised the disclosure as requested.
Statement of Additional Information—Investment Restrictions
Comment 3:	It appears that the Fund’s fundamental policy regarding industry concentration has changed. Explain whether this change was approved by shareholders and, if not, why not.
Response 3:
The change to the Fund’s fundamental policy regarding industry concentration was an inadvertent revision to address the deletion of the defined term, “MLP entities” from the Registration Statement. The Fund has revised the disclosure to correct this revision.

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Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.
Sincerely,
/s/ Kevin T. Hardy
 Kevin T. Hardy